SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Clarification on CVM/B3 queries

Companhia Paranaense de Energia - COPEL (“Company”), a company that generates, transmits, distributes and trades energy, with shares and stock deposit certificates (UNITs) listed on B3 S.A. - Brasil, Bolsa, Balcão (CPLE3, CPLE5, CPLE6, CPLE11), on the NYSE (ELP) and LATIBEX (XCOP, XCOPO, XCOPU), provides clarification on the questioning of atypical fluctuations involving securities issued by the Company, requested by means of Official Letter n.º 894/2021-SLS, sent on June 18, 2021 by B3 S.A. - Brasil, Bolsa, Balcão (“B3”) which is transcribed below.

____________________________________________________

Companhia Paranaense de Energia - COPEL

At. Mr. Adriano Rudek de Moura

Investor Relations Officer

Ref .: Request for clarification on atypical oscillation

Dear Sir,

In view of the latest fluctuations recorded with the securities issued by this company, the number of trades and the amount traded, as shown below, we ask to be informed, by 06/21/2021, if there is any fact known to you by V.S.a. that can justify them.

PN Shares
Prices (R$ per share)
Date	Opening	Minimum	Maximum	Average	Last	Oscill. %	Neg. Num.	Quantity	Volume (R$)
06/18/2021*	7.00	7.00	9.66	8.79	9.66	99.81	5	500	4,399.00

 * Updated until 5:00 pm.

** Note: the CPLE5 share had its last trade on 05/22/2020.

____________________________________________________

In response to the request, it is clarified that the fluctuation mentioned in the Official Letter involved the trading of 500 class “A” preferred shares issued by the Company (“PNA”) traded under the code CPLE5. Today, PNA shares correspond to 0.11% of the total shares issued by Copel. Since they represent a small fraction of the capital, the average volume of trades (“ADTV”) involving PNA shares is quite low, so much so that in many sessions, there is not even PNA shares trading. Thus, sporadic trades involving PNA shares end up affecting the price in an atypical way.

The Company does not know the reason for carrying out the negotiations in question, as well as any material information not disclosed to the market that may have been used in the decision of investors to trade the PNA shares that are being questioned.

Curitiba, June 21, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date June 21, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.